

August 20, 2014

<u>Via U.S. mail</u>
Kyle Floyd
Chief Executive Officer
International Metals Streaming Corp.
12303 Airport Way, Suite 200
Broomfield, Colorado 80021

   Re: **International Metals Streaming Corp.**
      Item 4.01 Form 8-K
      Filed June 13, 2014
      File No. 333-182629

Dear Mr. Floyd:

  We issued comments on the above captioned filing on June 17, 2014. On August 4, 2014**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

  If you have any questions, please call me at (202) 551-3624.

        Sincerely,

        /s/ Heather Clark

        Heather Clark
        Staff Accountant